September 18, 2025

Martin Egan
Interim Chief Financial Officer
The Bancorp, Inc.
409 Silverside Road
Wilmington, DE 19809

        Re: The Bancorp, Inc.
            Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31,
2024
            File No. 000-51018
Dear Martin Egan:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2024
Item 1. Business
Consumer Fintech Loans, page 7

1. We note your disclosure that consumer fintech lending includes credit cards secured by deposit balances and unsecured short-term extensions of credit at risk of complete loss if not repaid. We also note various references to credit enhancements for consumer fintech loans, as well as disclosure in your July 24, 2025 8-K that partners provide a full guarantee against losses and that The Bancorp Bank maintains cash collateral for expected losses on dollars already lent. Please enhance future filings, here or elsewhere as appropriate, to provide additional information regarding credit enhancement arrangements contained within third-party agreements for consumer fintech loans. This should include, but not be limited to:
           discussion of your role and obligations in these arrangements, including your responsibilities for loan origination and servicing as well as any minimums for credit enhancements to apply;
           details regarding the material contractual terms and conditions of the credit
 September 18, 2025
Page 2

           enhancement agreement(s), including key parties, how and in what instances payments or offsets occur, and any specified limitations, caps, or restrictions;
             clarification of which consumer fintech products are covered by credit enhancements (e.g., all unsecured, specific types of credit extensions, etc.) and explanation of whether credit enhancement terms and conditions differ among these products; and
             enhanced discussion of the risks related to these arrangements and potential impact on your operations (e.g., concentration risks, failure to obtain credit collateral, failure to meet any minimum origination requirements, reimbursements not paid by third parties, etc.).

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jee Yeon Ahn at 202-551-3673 or Cara Lubit at 202-551-5909 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance